AEA-Bridges Impact Corp.

PO BOX 1093, Boundary Hall

Cricket Square, Grand Cayman,

Cayman Islands KY1-1102

VIA EDGAR	July 8, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Heather Clark Kevin Woody Thomas Jones Sergio Chinos

Re:	AEA-Bridges Impact Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed June 10, 2022 File No. 333-262573

Ladies and Gentlemen:

We, AEA-Bridges Impact Corp. (“ABIC”) and LiveWire Group, Inc. (“HoldCo”) (ABIC and HoldCo, collectively, the “Registrants”), set forth below the Registrants’ response to the letter, dated June 24, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-4 filed by the Registrants on June 10, 2022 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrants’ responses immediately below the Staff’s comments.

In addition, the Registrants have revised the Registration Statement in response to the Staff’s comments and are submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrants’ responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    Houston    London    Los Angeles    Miami     Munich    Paris    Salt Lake City    Shanghai    Washington, D.C.

Securities and Exchange Commission

July 8, 2022

Amendment No. 3 to Registration Statement on Form S-4 filed June 10, 2022

General

1.

Staff comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Registrants respectfully acknowledge the Staff’s comment and advise the Staff that they have revised page 111 of the Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler (by telephone at (212) 446-4660 or by email at christian.nagler@kirkland.com).

[Signature Page Follows]

Securities and Exchange Commission

July 8, 2022

Sincerely, AEA-BRIDGES IMPACT CORP.

/s/ John Garcia
Name: John Garcia Title: Chair and Co-Chief Executive Officer

LIVEWIRE GROUP, INC.

/s/ John Garcia
Name: John Garcia Title: President, Secretary, Treasurer and Director

VIA EDGAR/

cc:	Christian O. Nagler, Esq. Wayne Williams, Esq. Kirkland & Ellis LLP Ryan J. Maierson, Esq. Jason Morelli, Esq. Latham & Watkins LLP